UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 10, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONNECTED TRANSACTIONS

THE XI’AN DONGMEI AGREEMENT

On 27 December 2012, the Purchaser entered into the Xi’an Dongmei Agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which the Purchaser agreed to purchase and Eastern Tourism agreed to sell the Xi’an Dongmei Sale Interests I in Xi’an Dongmei, and the Purchaser agreed to purchase and Shanghai Dongmei agreed to sell the Xi’an Dongmei Sale Interests II in Xi’an Dongmei.

THE KUNMING DONGMEI AGREEMENT

On 27 December 2012, the Purchaser entered into the Kunming Dongmei Agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which the Purchaser agreed to purchase and Eastern Tourism agreed to sell the Kunming Dongmei Sale Interests I in Kunming Dongmei, and the Purchaser agreed to purchase and Shanghai Dongmei agreed to sell the Kunming Dongmei Sale Interests II in Kunming Dongmei.

THE EASTERN TRAVEL AGREEMENT

On 10 January 2013, the Purchaser entered into the Eastern Travel Agreement with Eastern Tourism, pursuant to which the Purchaser agreed to purchase and Eastern Tourism agreed to sell the Eastern Travel Sale Interests in Eastern Travel.

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a substantial shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules. Therefore, each of the acquisitions by the Purchaser from Eastern Tourism of the Xi’an Dongmei Sale Interests I, the Kunming Dongmei Sale Interests I and the Eastern Travel Sale Interests constitutes a connected transaction of the Company.

Shanghai Dongmei is interested as to 72.84% by, and is thus an associate of, CEA Holding. Shanghai Dongmei is thus a connected person of the Company under the Listing Rules. Therefore, each of the acquisitions by the Purchaser from Shanghai Dongmei of the Xi’an Dongmei Sale Interests II and the Kunming Dongmei Sale Interests II constitutes a connected transaction of the Company.

Since the Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition form part of the same series of transactions between the Group and the CEA Holding Group involving purchases of certain companies engaging in tourism operation and air tickets sales services, they are treated as if they were one transaction pursuant to Listing Rule 14A.25.

In respect of the Xi’an Dongmei Acquisition and the Kunming Dongmei Acquisition, the relevant applicable percentage ratios set out in the Listing Rules, even if aggregated, are less than 0.1%. Accordingly, pursuant to Listing Rule 14A.31, the Xi’an Dongmei Acquisition and the Kunming Dongmei Acquisition are exempt from all reporting, announcement and independent shareholders approval requirements.

Nonetheless, the relevant applicable percentage ratios set out in the Listing Rules in respect of the Eastern Travel Acquisition, if aggregated with the Xi’an Dongmei Acquisition and the Kunming Dongmei Acquisition, are less than 5% but more than 0.1%. The Acquisitions are subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and are exempt from the approval of the independent shareholders of the Company.

THE XI’AN DONGMEI AGREEMENT

On 27 December 2012, the Purchaser entered into the Xi’an Dongmei Agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which the Purchaser agreed to purchase and Eastern Tourism agreed to sell the Xi’an Dongmei Sale Interests I in Xi’an Dongmei, and the Purchaser agreed to purchase and Shanghai Dongmei agreed to sell the Xi’an Dongmei Sale Interests II in Xi’an Dongmei.

Upon completion of the Xi’an Dongmei Acquisition, Xi’an Dongmei will become a wholly-owned subsidiary of the Purchaser.

Xi’an Dongmei Consideration

Pursuant to the Xi’an Dongmei Agreement, the Purchaser will pay Eastern Tourism and Shanghai Dongmei the Xi’an Dongmei Consideration in cash.

The Xi’an Dongmei Consideration was determined based on the appraised value of the net assets of Xi’an Dongmei (being RMB3,300,360.91) as set out in the Xi’an Dongmei Valuation Report prepared using the assets-based approach.

The audited net profits (or losses) before and after tax and extraordinary items of Xi’an Dongmei for the two financial years ended 31 December 2010 and 2011 respectively were as follows:

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	Year ended 31 December
	2011 (RMB)	2010 (RMB)
Net profit (loss) before tax and extraordinary items	613,094.55	358,679.81
Net profit (loss) after tax and extraordinary items	456,826.22	248,094.74

The book value of the net assets of Xi’an Dongmei based on PRC accounting standards as stated in the Xi’an Dongmei Valuation Report as at 31 August 2012 was RMB3,249,929.89.

Completion

Eastern Tourism and Shanghai Dongmei shall transfer the Xi’an Dongmei Sale Interests I and the Xi’an Dongmei Sale Interests II respectively to the Purchaser after the execution of the Xi’an Dongmei Agreement.

The Purchaser shall pay the Xi’an Dongmei Consideration in cash on a one-off basis within ten (10) working days from the date of execution of the Xi’an Dongmei Agreement.

The Purchaser, Eastern Tourism and Shanghai Dongmei shall cooperate on the registration of transfer of the Xi’an Dongmei Sale Interests I and the Xi’an Dongmei Sale Interests II with the relevant PRC authorities. The transfer of the Xi’an Dongmei Sale Interests I and the Xi’an Dongmei Sale Interests II shall be completed after the said registration.

During the period from the valuation date (being 31 August 2012) to the completion of the said registration, Eastern Tourism and Shanghai Dongmei will be entitled to any profit or bear any loss of Xi’an Dongmei in proportion to their respective existing interests in Xi’an Dongmei.

THE KUNMING DONGMEI AGREEMENT

On 27 December 2012, the Purchaser entered into the Kunming Dongmei Agreement with Eastern Tourism and Shanghai Dongmei, pursuant to which the Purchaser agreed to purchase and Eastern Tourism agreed to sell the Kunming Dongmei Sale Interests I in Kunming Dongmei, and the Purchaser agreed to purchase and Shanghai Dongmei agreed to sell the Kunming Dongmei Sale Interests II in Kunming Dongmei.

Upon completion of the Kunming Dongmei Acquisition, Kunming Dongmei will become a wholly-owned subsidiary of the Purchaser.

Kunming Dongmei Consideration

Pursuant to the Kunming Dongmei Agreement, the Purchaser will pay Eastern Tourism and Shanghai Dongmei the Kunming Dongmei Consideration in cash.

The Kunming Dongmei Consideration was determined based on the appraised value of the net assets of Kunming Dongmei (being RMB10,550,900) as set out in the Kunming Dongmei Valuation Report prepared using the assets-based approach.

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The audited net profits (or losses) before and after tax and extraordinary items of Kunming Dongmei for the two financial years ended 31 December 2010 and 2011 respectively were as follows:

	Year ended 31 December
	2011 (RMB)	2010 (RMB)
Net profit (loss) before tax and extraordinary items	-946,835.42	603,171.02
Net profit (loss) after tax and extraordinary items	-951,474.30	328,005.50

The book value of the net assets of Kunming Dongmei based on PRC accounting standards as stated in the Kunming Dongmei Valuation Report as at 31 August 2012 was RMB3,776,342.01. The appraised value of the net assets of Kunming Dongmei is approximately RMB6,774,600 higher than its book value, primarily due to the market comparison approach used for the fixed assets invested and acquired by the Kunming Dongmei with reference to the market transaction prices, and accordingly, the outcome of the appraised value is higher as compared to its book value.

Completion

Eastern Tourism and Shanghai Dongmei shall transfer the Kunming Dongmei Sale Interests I and the Kunming Dongmei Sale Interests II respectively to the Purchaser after the execution of the Kunming Dongmei Agreement.

The Purchaser shall pay the Kunming Dongmei Consideration in cash on a one-off basis within ten (10) working days from the date of execution of the Kunming Dongmei Agreement.

The Purchaser, Eastern Tourism and Shanghai Dongmei shall cooperate on the registration of transfer of the Kunming Dongmei Sale Interests I and the Kunming Dongmei Sale Interests II with the relevant PRC authorities. The transfer of the Kunming Dongmei Sale Interests I and the Kunming Dongmei Sale Interests II shall be completed after the said registration.

During the period from the valuation date (being 31 August 2012) to the completion of the said registration, Eastern Tourism and Shanghai Dongmei will be entitled to any profit or bear any loss of Kunming Dongmei in proportion to their respective existing interests in Kunming Dongmei.

THE EASTERN TRAVEL AGREEMENT

On 10 January 2013, the Purchaser entered into the Eastern Travel Agreement with Eastern Tourism, pursuant to which the Purchaser agreed to purchase and Eastern Tourism agreed to sell the Eastern Travel Sale Interests in Eastern Travel.

Upon completion of the Eastern Travel Acquisition, Eastern Travel will become a wholly-owned subsidiary of the Purchaser.

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Eastern Travel Consideration

Pursuant to the Eastern Travel Agreement, the Purchaser will pay Eastern Tourism the Eastern Travel Consideration in cash.

The Eastern Travel Consideration was determined with reference to the appraised value of the net assets of Eastern Travel (being RMB3,476,172.23) as set out in the Eastern Travel Valuation Report prepared using the assets-based approach, and after fair price bidding through 中國產權交易報價網 (China Assets and Equity Exchange Quotation Website).

The audited net profits (or losses) before and after tax and extraordinary items of Eastern Travel for the two financial years ended 31 December 2010 and 2011 respectively were as follows:

	Year ended 31 December
	2011 (RMB)	2010 (RMB)
Net profit (loss) before tax and extraordinary items	65,369.64	501,013.08
Net profit (loss) after tax and extraordinary items	-42,878.34	366,360.90

The book value of the net assets of Eastern Travel based on PRC accounting standards as stated in the Eastern Travel Valuation Report as at 31 August 2012 was RMB3,459,736.63.

Completion

Eastern Tourism shall transfer the Eastern Travel Sale Interests to the Purchaser after the execution of the Eastern Travel Agreement.

The Purchaser shall pay the Eastern Travel Consideration in cash on a one-off basis within ten (10) working days from the date of execution of the Eastern Travel Agreement.

The Purchaser and Eastern Tourism shall cooperate on the registration of transfer of the Eastern Travel Sale Interests with the relevant PRC authorities. The transfer of the Eastern Travel Sale Interests shall be completed after the said registration.

During the period from the valuation date (being 31 August 2012) to the completion of the said registration, Eastern Tourism will be entitled to any profit or bear any loss of Eastern Travel.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

The Purchaser is principally engaged in the business of domestic tourism, cross-province passenger transportation, inbound and outbound tourism, tourist handicraft, travelling consultation, office supplies, computers, general merchandise, arts and crafts and accessories, motorcycles and automated bicycles, and textiles.

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Eastern Tourism is principally engaged in the business of travel services, tourist spots development, travel e-commerce, domestic civil aviation ticket agents, international air transport agency services, sale of travel products and hotel management.

Shanghai Dongmei is principally engaged in the business of providing services in relation to sale of air tickets.

Xi’an Dongmei is principally engaged in the business of providing services in relation to sale of air tickets.

Kunming Dongmei is principally engaged in the business of providing services in relation to sale of air tickets.

Eastern Travel is principally engaged in the business of providing tourism services.

REASONS FOR ENTERING INTO THE ACQUISITIONS AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The reasons and benefits of the Acquisitions are:

1.	The main purpose of the Acquisitions is to reorganise and intergrade the tourism business of the Group, which will better serve the Group’s core business, and upgrade the Group from a traditional air passenger and freight carrier to an integrated modern aviation services provider.

2.	The Acquisitions will also integrate the internal recourses and realise the scale effect of tourism operation of the Group.

3.	After the absorption of the former Shanghai Airlines Co., Ltd (原上海航空股份有限公司) through share exchange by the Company, its assets, liabilities, business, personnel, contracts and all other rights and obligations have been vested with the Company, which led to competition with the existing business of our controlling shareholder, CEA Holding, in the areas of tourism operation and air tickets sale services. The Acquisitions can effectively reduce intra-group competition between the Company and CEA Holding in the areas of tourism operation and air tickets sales services, and can also minimize any possible conflict of interests between the Company and CEA Holding.

Accordingly, the Board resolved to acquire the interests in Xi’an Dongmei, Kunming Dongmei and Eastern Travel for a consideration determined with reference to their respective appraised value.

The terms and conditions of the Acquisitions were agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) believe that the terms and conditions of the Acquisitions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

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LISTING RULES IMPLICATIONS

Eastern Tourism is a wholly-owned subsidiary of CEA Holding, which in turn is a substantial shareholder of the Company. Eastern Tourism is thus a connected person of the Company under the Listing Rules. Therefore, each of the acquisitions by the Purchaser from Eastern Tourism of the Xi’an Dongmei Sale Interests I, the Kunming Dongmei Sale Interests I and the Eastern Travel Sale Interests constitutes a connected transaction of the Company.

Shanghai Dongmei is interested as to 72.84% by, and is thus an associate of, CEA Holding. Shanghai Dongmei is thus a connected person of the Company under the Listing Rules. Therefore, each of the acquisitions by the Purchaser from Shanghai Dongmei of the Xi’an Dongmei Sale Interests II and the Kunming Dongmei Sale Interests II constitutes a connected transaction of the Company.

Since the Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition form part of the same series of transactions between the Group and the CEA Holding Group involving purchases of certain companies engaging in tourism operation and air tickets sales services, they are treated as if they were one transaction pursuant to Listing Rule 14A.25.

In respect of the Xi’an Dongmei Acquisition and the Kunming Dongmei Acquisition, the relevant applicable percentage ratios set out in the Listing Rules, even if aggregated, are less than 0.1%. Accordingly, pursuant to Listing Rule 14A.31, the Xi’an Dongmei Acquisition and the Kunming Dongmei Acquisition are exempt from all reporting, announcement and independent shareholders approval requirements.

Nonetheless, the relevant applicable percentage ratios set out in the Listing Rules in respect of the Eastern Travel Acquisition, if aggregated with the Xi’an Dongmei Acquisition and the Kunming Dongmei Acquisition, are less than 5% but more than 0.1%. The Acquisitions are subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and are exempt from the approval of the independent shareholders of the Company.

The resolution regarding considering and approving the Acquisitions has been passed at the fifth regular meeting of the Board held on 30 October 2012. As Mr. Liu Shaoyang (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding, they may be regarded as having a material interest in the Acquisitions. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Acquisitions. Save as aforesaid, none of the Directors has any material interests in the Acquisitions.

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DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisitions”	means the Xi’an Dongmei Acquisition, the Kunming Dongmei Acquisition and the Eastern Travel Acquisition;

“Board”	means the board of directors of the Company;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 59.94% of its issued share capital as at the date of this announcement;

"CEA Holding Group"	means CEA Holding and its subsidiaries;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Eastern Tourism”	means 東航旅業投資(集團)有限公司 (Eastern Air Tourism Investment Group Co., Ltd), which is a wholly-owned subsidiary of CEA Holding as at the date of this announcement;

“Eastern Travel”	means 上海東航國際旅行社有限公司 (Shanghai Eastern Air International Travel Service Co., Ltd), which is wholly-owned by Eastern Tourism as at the date of this announcement;

“Eastern Travel Acquisition”	means the acquisition of the entire equity interests in Eastern Travel by the Purchaser from Eastern Tourism pursuant to the Eastern Travel Agreement;

“Eastern Travel Agreement”	means the agreement dated 10 January 2013 entered into between the Purchaser and Eastern Tourism regarding the Eastern Travel Acquisition;

“Eastern Travel Consideration”	means the consideration for the Eastern Travel Acquisition (being RMB11,876,200 payable by the Purchaser to Eastern Tourism pursuant to the Eastern Travel Agreement);

“Eastern Travel Sale Interests”	means the entire issued share capital of Eastern Travel held by Eastern Tourism;

“Eastern Travel Valuation Report”	means the valuation report prepared by the PRC Valuer in respect of the net assets of Eastern Travel as at 31 August 2012;

“Group”	means the Company and its subsidiaries;

“Kunming Dongmei”	means 昆明東美航空旅遊有限公司 (Kunming Dongmei Aviation Travel Co., Ltd), which is held as to 55% by Shanghai Dongmei and 45% by Eastern Tourism as at the date of this announcement;

“Kunming Dongmei Acquisition”	means the acquisitions of the Kunming Dongmei Sale Interests I and the Kunming Dongmei Sale Interests II by the Purchaser from Eastern Tourism and Shanghai Dongmei respectively pursuant to the Kunming Dongmei Agreement;

“Kunming Dongmei Agreement”	means the agreement dated 27 December 2012 entered into between the Purchaser and Eastern Tourism and Shanghai Dongmei regarding the Kunming Dongmei Acquisition;

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“Kunming Dongmei Consideration”	means the consideration for the Kunming Dongmei Acquisition (being RMB10,551,000 comprising RMB4,748,000 payable by the Purchaser to Eastern Tourism and RMB5,803,000 payable by the Purchaser to Shanghai Dongmei pursuant to the Kunming Dongmei Agreement);

“Kunming Dongmei Sale Interests I”	means 45% of the issued share capital of Kunming Dongmei held by Eastern Tourism;

“Kunming Dongmei Sale Interests II”	means 55% of the issued share capital of Kunming Dongmei held by Shanghai Dongmei;

“Kunming Dongmei Valuation Report”	means the valuation report prepared by the PRC Valuer in respect of the total assets and liabilities of Kunming Dongmei as at 31 August 2012;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“PRC Valuer”	means 北京中企華資產評估有限責任公司 (China Enterprise Appraisals Co., Ltd.), an independent third party valuer;

“Purchaser”	means 上海航空國際旅遊(集團)有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.), which is a wholly-owned subsidiary of the Company as at the date of this announcement;

“RMB”	means renminbi, the lawful currency of the PRC;

“Shanghai Dongmei”	means 上海東美航空旅遊(集團)有限公司 (Shanghai Dongmei Aviation Travel Co., Ltd), which is held as to 72.84% by Eastern Tourism and 27.16% by the Company as at the date of this announcement;

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“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Xi’an Dongmei”	means 西安東美航空旅遊有限公司 (Xi’an Dongmei Aviation Travel Co., Ltd), which is held as to 55% by Shanghai Dongmei and 45% by Eastern Tourism as at the date of this announcement;

“Xi’an Dongmei Acquisition”	means the acquisitions of the Xi’an Dongmei Sale Interests I and the Xi’an Dongmei Sale Interests II by the Purchaser from Eastern Tourism and Shanghai Dongmei respectively pursuant to the Xi’an Dongmei Agreement;

“Xi’an Dongmei Agreement”	means the agreement dated 27 December 2012 entered into between the Purchaser and Eastern Tourism and Shanghai Dongmei regarding the Xi’an Dongmei Acquisition;

“Xi’an Dongmei Consideration”	means the consideration for the Xi’an Dongmei Acquisition (being RMB3,300,400 comprising RMB1,485,200 payable by the Purchaser to Eastern Tourism and RMB1,815,200 payable by the Purchaser to Shanghai Dongmei pursuant to the Xi’an Dongmei Agreement);

“Xi’an Dongmei Sale Interests I”	means 45% of the issued share capital of Xi’an Dongmei held by Eastern Tourism;

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“Xi’an Dongmei Sale Interests II”	means 55% of the issued share capital of Xi’an Dongmei held by Shanghai Dongmei; and

“Xi’an Dongmei Valuation Report”	means the valuation report prepared by the PRC Valuer in respect of the total assets and liabilities of Xi’an Dongmei as at 31 August 2012.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

10 January 2013

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